Exhibit 99(a)(1)(A)

October 28, 2016

ENUMERAL BIOMEDICAL HOLDINGS, INC.

200 Cambridgepark Drive, Suite 2000

Cambridge, MA 02140

To the Holders of the Original Warrants:

This letter is to inform you that Enumeral Biomedical Holdings, Inc. (the “Company”) is offering holders of certain warrants to purchase common stock of the Company, $0.001 par value per share (“Common Stock”), the opportunity to amend and exercise their warrants at a temporarily reduced cash exercise price of $0.50 per warrant and to receive four shares of Common Stock for each warrant exercised rather than one, upon the terms set forth in the enclosed Offer to Amend and Exercise Warrants to Purchase Common Stock, dated as of October 28, 2016 (the “Offer to Amend and Exercise”).

The warrants subject to the Offer to Amend and Exercise are outstanding warrants to purchase 21,549,510 shares of the Company’s Common Stock (the “Original Warrants”) at an exercise price of $2.00 per share, issued to investors participating in the Company’s private placement financing with respect to which a closing occurred on July 31, 2014 (the “PPO Unit Offering”). All terms not defined in this letter shall have the meanings set forth in the Offer to Amend and Exercise.

The purpose of the Offer to Amend and Exercise is to encourage the amendment and exercise of the Original Warrants by significantly reducing both the exercise price and the exercise period of the Original Warrants and increasing the number of shares of Common Stock issuable upon exercise from one share to four shares. This will provide funds to support the Company’s operations, and will also help streamline the Company’s capitalization structure. The Company believes that the amendment and exercise of the Original Warrants will assist the Company’s growth plans and position the Company to attract new investors in potential future financing transactions. The Offer to Amend and Exercise will also help the Company reduce the warrant liability recorded on its financial statements.

The Company’s outstanding warrant liability may be an impediment to the Company’s longer term goals of pursuing future financing transactions necessary to fund the Company’s operations, as well as the pursuit of a listing of its Common Stock on a national securities exchange. Due to the weighted-average anti-dilution provisions contained in the Original Warrants, the Company is required to record a derivative liability on its balance sheet each fiscal quarter for the Original Warrants for so long as they are not exercised and have not expired. In addition, the Company is required to record any change in the value of the Original Warrants on a quarterly basis. The warrant liability is primarily affected by changes in the Company’s stock price, which causes the warrant liability to fluctuate as the market price of the stock rises or falls. The warrant liability required to be recorded by the Company may have the adverse effect of substantially reducing the Company’s stockholders’ equity, which in turn limits the Company’s ability to meet certain listing requirements for both the NYSE MKT and NASDAQ exchanges.

The Company plans to use the net proceeds from the Offer to Amend and Exercise to fund its ongoing operations and for general working capital purposes.

The enclosed Offer to Amend and Exercise, together with the Election to Consent, Participate and Exercise Warrant, Notice of Withdrawal and form of Amended Warrant constitute the “Offering Materials.” The Offering Materials provide information regarding the Offer to Amend and Exercise and instructions as to how you can participate and exercise your Original Warrants. You should read all of the materials carefully before you decide whether to amend and exercise any of your Original Warrants. If you elect to amend and exercise your Original Warrants, the shares of Common Stock issued to you will be subject to a one hundred and eighty (180) day lock-up period following the expiration date of this offer, which will restrict your ability during that period to sell, make any short sale of, loan, grant any option for the purchase, or otherwise dispose of any of such shares without the prior written consent of the Company. The Company has also agreed to enter into a Registration Rights Agreement pursuant to which the Company will file a Registration Statement on Form S-1 to register the resale of, among other shares, the shares of Common Stock issued upon exercise of the Amended Warrants (as defined below).

Holders may elect to participate in the Offer to Amend and Exercise with respect to some, all or none of their Original Warrants. If you choose not to participate in the Offer to Amend and Exercise, your Original Warrants will remain in full force and effect, as originally issued with an exercise price of $2.00 per share; provided, however, that, regardless of whether you elect to participate in the Offer to Amend and Exercise, you may nevertheless consent to the amendment to your Original Warrants to remove the price-based anti-dilution provisions contained in the outstanding Original Warrants (the “Anti-Dilution Amendment”). Subject to the joint waiver by the Company and Katalyst Securities LLC, who is acting as the Warrant Agent, the Offer to Amend and Exercise will not be completed unless (i) a minimum of $2,000,000 in gross proceeds from the exercise of the Original Warrants is received and (ii) holders of a majority of the Original Warrants agree to the Anti-Dilution Amendment (the “Majority Holders’ Consent”). If the Company receives the Majority Holders’ Consent to the Anti-Dilution Amendment, all of the Original Warrants will be amended such that the price based anti-dilution provision of the Original Warrants will no longer apply without regard to whether you have provided your consent.

To participate in the Offer to Amend and Exercise and exercise an amended warrant (the “Amended Warrant”) to receive the number of shares of Company Common Stock issuable therefor, you must deliver to the Company, prior to the expiration of the Offer to Amend and Exercise, which is 5:00 p.m. (Eastern time) on November 29, 2016, as may be extended by the Company in its sole discretion, or as required by applicable law (the “Expiration Date”), the following: (i) a completed and properly executed enclosed Election to Consent, Participate and Exercise Warrant, (ii) a completed and properly executed enclosed Accredited Investor Questionnaire (although holders of Original Warrants are not required to be accredited investors in order to participate in the Offer to Amend and Exercise), (iii) the original of your Original Warrant (or a signed original Affidavit of Loss and Indemnification Agreement) for cancellation, and (iv) cash in the amount equal to $0.50 per warrant being exercised (collectively, the “Acceptance and Exercise Documents”). The Acceptance and Exercise Documents, including the cash tendered by check or wire transfer, must be delivered as set forth in the Offer to Amend and Exercise. If you properly tender (and do not validly withdraw) these materials on or prior to the Expiration Date, promptly following the Expiration Date, we intend to notify the escrow agent and our transfer agent of our acceptance of your payment of the exercise price and these materials and issue and deliver to you the number of shares of Company Common Stock issuable under the Amended Warrant.

If you change your mind and do not want to participate in the Offer to Amend and Exercise, you may submit a Notice of Withdrawal to the Company at any time prior to the Expiration Date. The Notice of Withdrawal must be properly completed and must be returned to the Company on or prior to the Expiration Date. However, if we have not accepted your tendered Original Warrants and other Acceptance and Exercise Documents by December 28, 2016, which is the fortieth business day from the commencement of the Offer to Amend and Exercise, you may change your mind and submit a Notice of Withdrawal to us after December 28, 2016. If you properly withdraw in a timely manner as set forth above, we will promptly: (i) cancel your signed Election to Consent, Participate and Exercise Warrant, (ii) return the original of your Original Warrant, or issue you a new Original Warrant if you submitted an Affidavit of Loss and Indemnification Agreement, and (iii) provide you with a check equal to the amount of cash you paid to exercise the Amended Warrant.

Importantly, if you wish to consent to the amendment of the Original Warrants to delete any price-based anti-dilution provisions from the Original Warrants but you do not want to participate in the Offer to Amend and Exercise, you may submit a signed copy of the Election to Consent, Participate and Exercise and indicate your consent to the Anti-Dilution Amendment therein.

Thank you for your time in reviewing this request. We sincerely appreciate your past consideration, and hope that you will continue to support the Company as we move in this new direction.

Sincerely,

Wael Fayad

Chairman and Chief Executive Officer

Enumeral Biomedical Holdings, Inc.

Enclosures:

Offer to Amend and Exercise (including exhibits thereto)

Election to Consent, Participate and Exercise Warrant (including exhibits thereto, Instructions for Delivery, Affidavit of Loss and Indemnification Agreement and Accredited Investor Questionnaire)

Notice of Withdrawal

Form of Registration Rights Agreement (including Selling Securityholder Notice and Questionnaire attached thereto)